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CONTACT GOLD REPORTS 2020 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (March 23, 2021) - Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C; OTCQB: CGOL) is pleased to announce the filing of its financial and operating results for the year ended December 31, 2020.  All dollar amounts are presented in Canadian dollars unless otherwise stated.

Contact Gold is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Fiore Gold's Pan Mine and Gold Rock Project, and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2 encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

Pony Creek is strategically-located immediately south of Gold Standard Ventures' Railroad-Pinion Project, on the Southern Carlin Trend, and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

2020 highlights and recent developments

  Closed a public offering raising aggregate gross proceeds of $14.77 million (the "2020 Offering")
  Completed a $13.54 million private placement financing with Waterton Nevada Splitter, LLC, (the "Redemption Placement")
  Concurrent with closing of the 2020 Offering and the Redemption Placement, redeemed all of the issued shares of the Company's preferred stock ("Preferred Shares")
  The Company's shares began trading on the OTCQB Market under the ticker symbol "CGOL" on May 19, 2020
  Completed 41 drill holes over 5,785 metres in the 2020 drill program at Green Springs.
    Assays results of 7 drill holes from the 2020 program are pending as at the date of this release
    Results to date continue to demonstrate the potential for Green Springs to host oxidized gold mineralization across "stacked" host horizons, including near surface higher-grade gold
  Commenced the first phase of the 2021 drill program at Green Springs
  Received approval for a Plan of Operations at Pony Creek, allowing the Company to ramp-up drilling to test high-priority targets across a broad area of the property
  Closed several mineral property "farm-out transactions" on non-core projects intended to create value through exploration led by other groups

Selected financial data

Details of financial results as at and for the years ended December 31, 2020 and 2019 are described in the consolidated financial statements and related notes thereto (the "Financial Statements"), as prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and the MD&A for the corresponding period; copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Financial Statements.

	Year ended
Attributable to shareholders:	December 31, 2020	December 31, 2019
Loss	$17,714,145	$ 9,374,126
Loss and comprehensive loss	$18,361,402	$ 11,271,957
Basic and diluted loss per share	$ 0.14	$ 0.14

As at December 31,
	2020	2019
Cash	$ 4,753,148	$ 844,169
Working capital	$ 4,750,446	$ 737,309
Total assets	$ 36,081,596	$ 39,675,218
Current liabilities	$ 412,498	$ 501,434
Preferred shares	$ -	$ 13,246,524
Shareholders' equity	$ 33,961,885	$ 23,957,436

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Losses attributable to shareholders for the years ended December 31, 2020 and 2019 of $17.71 million and $9.37 million, respectively, include (i) a non-cash impairment charge on the write-down and disposal of certain exploration properties of $6.96 million (2019: $1.38 million), (ii) exploration and evaluation expenditures at Green Springs, Pony Creek and certain other mineral property interests of $3.27 million (2019: $3.04 million), (iii)  non-cash accretion expense on the 'host' instrument of the Preferred Shares of $1.96 million (2019: $2.22 million), (iv) non-cash stock-based compensation expense of $0.27 million (2019: $0.82 million), and (v) professional fees, administration & investor relations expenditures, and wages and salaries of $2.22 million (2019: $2.50 million).

During the year ended December 31, 2020, exploration and evaluation expenditures predominantly related to activity at the Green Springs property with the commencement of an active drill program.  Contact Gold signed a purchase option agreement with Ely Gold Royalties Inc. to acquire an undivided 100% interest in Green Springs in July 2019.  Approximately $2.60 million in expenditures had been incurred through year end for exploration at Green Springs (2019: 0.51 million). An additional $0.48 million in expenditures were incurred in Pony Creek project during the year (2019: 2.22 million).

Other comprehensive loss attributable to shareholders for the year ended December 31, 2020, was $0.68 million, and primarily reflects the foreign currency impact arising on the carrying value of the assets and liabilities of the Company's US operating entity (2019: $1.90 million).

Net cash operating outflows for the year ended December 31, 2020 of $5.37 million reflects the active exploration programs at Green Springs and Pony Creek, marketing and investor relations activities, and general corporate activities (2019: $5.31 million).

The Company capitalizes mineral property acquisition costs, and expenses exploration expenditures as incurred.  Total assets at December 31, 2020 primarily comprise: exploration and evaluation assets of $30.76 million, and $4.75 million in cash.  At December 31, 2019, total assets included exploration and evaluation assets of $38.36 million, and $0.84 million in cash.  The year-over-year change is reflective of an additional $0.21 million capitalized to the mineral properties in 2020, and an increase of 3.9 million in cash, net of $6.96 million in impairment charges.

Total liabilities at December 31, 2020, include accounts payable and accruals of $0.38 million, and non-current liabilities of $0.17 million relating to the mineral properties. With the redemption of the Preferred Shares in the third quarter of 2020, the Preferred Share related liabilities were extinguished. The loss on redemption of Preferred Shares of $3.61 million, and accretion expense on the Preferred Shares of $1.96 million for the year ended December 31, 2020 (2019: $2.22 million) is reflected in the net loss attributable to Canada.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

John Glanville Director, Investor Relations glanville@contactgold.com

Scientific and Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

All of Contact Gold's exploration property interests are early-stage. There has been insufficient exploration to define a mineral resource estimate at Green Springs, Pony Creek or any of the Company's exploration property interests.

Scientific and technical information contained herein is subject to all of the assumptions, qualifications and procedures set out in the technical reports, respectively entitled (i) "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and (ii) "NI 43-101 Technical Report for the Green Springs Project, White Pine County, Nevada, USA" prepared for Contact Gold, with an effective date of June 12, 2020, and dated August 5, 2020, as prepared by John J. Read, C.P.G; an independent consultant and qualified person under NI 43-101. Each of these technical reports can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com, and reference should be made to the full details within each, respectively.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated closing of the Offering and use of proceeds therefrom, receipt of applicable regulatory approvals, planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Pony Creek, Green Springs or any of Contact Gold other property interest.

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These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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